UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 23 October, 2006

NOVOGEN LICENCES THE U.S. RIGHTS TO PROMENSIL® AND TRINOVIN® BRANDS
NATROL

CHATSWORTH, Calif. & STAMFORD, Conn., October 23, 2006 - Natrol, Inc. (Nasdaq: NTOL), a premier manufacturer and distributor of nationally branded nutritional products, today announced it has licensed the U.S. rights to the Promensil® and Trinovin® brands from Novogen Limited (Nasdaq: NVGN), an Australian-based biotechnology company.

The Promensil and Trinovin brands are dietary supplements based on red clover isoflavones that are designed to meet specific health needs of aging adults.

Wayne M. Bos, President and CEO of Natrol, stated, “We are excited about our acquisition of the U.S. rights to Promensil and Trinovin. This acquisition expands Natrol’s product reach and capabilities with extensive science that will leverage our promise to provide premium benefits to our customers with quality and reliability.” He added, “We will capitalize on our strengths in operations, marketing, sales and distribution to build upon the market presence already established for these brands.”

Christopher Naughton, CEO of Novogen, said, "Novogen is extremely pleased to have secured Natrol as its exclusive licensee for Promensil and Trinovin in the U.S. Natrol brings marketing expertise and the product critical mass that will enable the premium brands Promensil and Trinovin to be elevated to their potential in the U.S. marketplace."
He added, “We believe by out-licensing our dietary supplement lines in the U.S., Novogen can focus more resources on bringing its biopharma product offerings into the marketplace.”

Promensil is a dietary supplement, clinically shown to relieve menopausal symptoms, including hot flashes and night sweats, and maintain bone and heart health. Promensil currently is distributed through mass and super center, chain drug and grocery stores, the health food channel, and direct sale over the Internet. Promensil is sold globally in 12 countries, including the U.S.

Trinovin, which was first sold in the U.S. in 1999, helps maintain prostate and urinary health. Trinovin currently is distributed through the health food channel and direct sale over the Internet.

About Natrol

Founded in 1980, Natrol, Inc. (Nasdaq: NTOL) is a diversified nutrition company that manufactures and distributes premium branded nutritional supplements, herbal teas and sports nutrition products under the Natrol®, Laci Le Beau® and Prolab® brands, respectively. Natrol markets approximately 50 product categories with more than 500 stock-keeping units (SKU’s) designed to meet a wide range of consumer needs. The products are available at thousands of food, drug, mass market and independent health food stores, catalogs and Internet sites, gyms and specialty stores nationally and in select foreign countries. For more information, visit www.natrol.com.

About Novogen

Novogen Limited (Nasdaq: NVGN) is an Australian biotechnology company which has patented isoflavone technology for the treatment and prevention of degenerative diseases and disorders. Over the past ten years, Novogen has conducted the largest and most comprehensive isoflavone clinical testing programs in the world. Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities. For more information, visit www.novogen.com.

The statements made in this press release which are not historical facts including statements regarding expectations for future growth of revenue and profits and trends concerning net sales, are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You should be aware that either company’s actual results could differ materially from those contained in the forward-looking statements, which are based on either company’s current expectations and are subject to a number of risks and uncertainties, including, but not limited to, adverse trends in the dietary supplements industry; intense competition; adverse effects of unfavorable publicity regarding particular products or either company’s industry generally; the risks resulting from either company’s dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; either company’s dependence on the introduction of successful new products; either company’s ability to protect its patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate its business; either company’s ability to operate its business without infringing the patents and proprietary rights of others; general economic conditions; either company’s ability to gain market share and shelf space in each of its distribution channels; either company’s experiencing high rates of product returns; adverse government regulation; as well as those factors set forth under the heading “Risk Factors” in Natrol’s Annual Report on Form 10-K for the year ended December 31, 2005 and in either company’s other filings with Securities and Exchange Commission.

Investor Contacts Natrol Teri Lim Natrol, Inc. 818-739-6000 Ext. 583 Email: tlim@natrol.com	Novogen USA: David Sheon, for Novogen 202-518-6321 Australia: Christopher Naughton +612 9878 0088